

December 23, 2010

Yue Wang
Chief Executive Officer
China Electric Motor, Inc.
Sunna Motor Industry Park
Jian'an
Fuyong Hi-Tech Park
Baoan District
Shenzhen, Guangdong, 518103
People's Republic of China

> **Re: China Electric Motor, Inc.**
> **Form 10-K for fiscal year ended December 31, 2009**
> **Filed March 31, 2010**
> **Form 10-Q for quarterly period ended September 30, 2010**
> **Filed November 12, 2010**
> **File No. 001-34613**

Dear Mr. Wang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2009

Item 8. Financial Statements

Reports of Independent Registered Public Accounting Firm, pages F-2 and F-3

1. The first paragraph of the audit report refers to a separate statement of comprehensive income. However, the disclosure of comprehensive income is actually presented in a statement titled "statement of income and comprehensive income." In future filings

please coordinate with your current and former auditors so that the financial statement titles in the audit reports are identical to the titles of the actual statements presented.

2.   As a related matter, we also note that on page F-4 the audit report on the parent company only financial statements refers to a statement of income while the actual statement is titled "statement of operations." Please also appropriately revise in future filings.

Form 10-Q for the Quarterly Period Ended September 30, 2010

Item 1. Financial Statements

Note 5. Due to Director, page 6

3.   Tell us, with a view toward disclosure in future filings, the nature and amounts of the "several unrelated transfers to and from Ms. Li." Clarify for us how your disclosures about these transactions are complete under FASB Codification Topic 850.

Note 12. Warrants, page 10

4.   In future filings please describe any anti-dilution provisions of the warrants issued in February 2010, including any circumstances that could lead to changes in exercise prices or the number of warrants outstanding. Please also describe the registration rights associated with the warrants issued in February 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Praveen Kartholy at (202) 551-3778 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3676 with any other questions.

Sincerely,

Brain Cascio
Accounting Branch Chief

cc (via fax):   Daniel I. Goldberg, Esq. – DLA Piper LLP (US)